

October 23, 2013

Via E-Mail
Mr. Paul W. Mobley
Chief Executive Officer and Chief Financial Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 300
Indianapolis, Indiana 46204

> **Re:** **Noble Roman's, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 12, 2013**
> **File No. 000-11104**

Dear Mr. Mobley:

We have reviewed your response letter dated October 3, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated as in comment four below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Statement of Cash Flows, page 29

1. We note from your responses to our prior comments 2 and 10 that you believe the payments of obligations from discontinued operations are appropriately classified as financing activities on the statement of cash flows. We further note that the guidance you reference in your response (ASC 230-10-45-28(b)) indicates the type of payments and gains/losses that should be classified as an adjustment to net income within operating activities on the statement of cash flows. For payments that represent expenses

previously accrued, we would expect that these amounts would be reflected in changes in operating liabilities such as accounts payable or accrued expenses rather than financing activities. In this regard, it appears the underlying nature of these payments indicate these payments should be classified as operating activities on the statements of cash flows; however, may be reported separately from continuing operations. Refer to ASC 230-10-45-24. The staff recognizes that variations in the cash flows presentation exists, and therefore, believes the following presentations are consistent with the disclosure requirement:

- Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the 3 categories;
- Separately identifying the cash flows related to discontinued operations within each of the 3 categories; or,
- Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before "net increase or decrease in cash and cash equivalents."

Please advise and revise your statements of cash flows using one the formats described above.

Note 9. Loss from Discontinued Operations, page 37

2. We note from your response to our prior comment 5 the nature of the charges to discontinued operations made during 2011 and 2012. Please revise Note 9 to more clearly disclose the nature of the charges to discontinued operations. Your revised disclosure should be at a level of detail consistent with your response to us.

Note 10. Contingencies, page 37

3. We note from your response to our prior comment 6 that a hearing was scheduled for October 15, 2013 in which you expect the court to issue its judgment. Please tell us the results from hearing and the impact, if any, the judgment will have on your financial statements.

Report of Independent Registered Public Accounting Firm, page 40

4. We note from your response to our prior comment eight that you will file amended Form 10-K for the years ended December 31, 2012 and 2011 with the name of the certified public accounting firm and conformed signature. Please file these amendments as soon as possible.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief